EXHIBIT 3.1

VICON INDUSTRIES, INC.
By-Law Amendment
The first paragraph of Section 7 of Article II of the By-Laws of Vicon Industries, Inc. has been amended and restated in its entirety to read as follows:
            “Unless the certificate of incorporation provides otherwise, the holders of one-third of the shares entitled to vote thereat shall constitute a quorum at a meeting of shareholders for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or classes, the holders of one-third of the shares of such class or classes shall constitute a quorum for the transaction of such specified item of business.”